Exhibit 99.1

Luckin Coffee Announces First Quarter 2025 Financial Results

First Quarter Same-Store Sales Growth for Self-Operated Stores Notably Improved to 8.1%

First Quarter GAAP Operating Margin Expanded Year-over-Year to 8.3%

More than 1,750 Net New Store Openings; Ended Quarter with a Total of 24,097 Stores

BEIJING, April 29, 2025 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced its unaudited financial results for the three months ended March 31, 2025.

FIRST QUARTER 2025 HIGHLIGHTS1

•	Total net revenues were RMB8,865.4 million (US$1,220.7 million), representing a 41.2% year-over-year increase.

•	Net new store openings were 1,757, comprising 1,743 stores in China (including 5 stores in Hong Kong), 6 stores in Singapore and 8 stores in Malaysia. Total number of stores increased to 24,097 at the first quarter end, comprising 15,598 self-operated stores and 8,499 partnership stores, which represented a store unit growth of 7.9% from the total store count as of the end of fourth quarter of 2024.

•	Average monthly transacting customers were 74.3 million, representing a 24.0% year-over-year increase.

•	Revenues from self-operated stores were RMB6,479.5 million (US$892.2 million), representing a 41.5% year-over-year increase.

•	Same-store sales growth for self-operated stores was 8.1%, notably improved from negative 3.4% in the previous quarter, and significantly improved from negative 20.3% in the same quarter of 2024.

•	Store-level operating profit – self-operated stores was RMB1,106.3 million (US$152.3 million), representing a 244.8% year-over-year increase. Store-level operating margin increased by 10.1 percentage points year-over-year to 17.1%.

•	Revenues from partnership stores were RMB2,080.8 million (US$286.5 million), representing a 38.0% year-over-year increase.

•	GAAP operating income was RMB737.2 million (US$101.5 million), significantly improved from GAAP operating loss of RMB65.1 million in the same quarter last year. GAAP operating margin rebounded to 8.3% from negative 1.0% in the same quarter last year. Non-GAAP operating income, which adjusts for share-based compensation expenses, was RMB864.3 million (US$119.0 million), notably increased from RMB5.0 million in the same quarter last year. Non-GAAP operating margin expanded to 9.7% from 0.1% in the same quarter last year.

Dr. Jinyi Guo, co-founder and Chief Executive Officer of Luckin Coffee, said, “We delivered strong first quarter results, marked by 41% year-over-year revenue growth and healthy margin improvement as we scaled to over 24,000 stores. Notably, our self-operated stores returned to positive same-store sales growth at 8.1%, reflecting rising customer demand as well as the effectiveness of our development strategy. Capitalizing on China’s booming coffee market, we will strategically focus on gaining market share by continuing to offer high-quality products at competitive prices. Backed by our customer-first core values, we strive to strengthen our leadership position through leveraging our scale advantage, high product quality and compelling value proposition, driving long-term sustainable growth.”

1 Please refer to the section “KEY DEFINITIONS” on Page 5 for detailed definitions on certain terms used.

BOARD LEADERSHIP TRANSITION

Dr. Jinyi Guo will cease to be Chairman of the Board of Directors (the “Board”) effective today and will continue serving as Chief Executive Officer and a Board member. Concurrently, the Board has approved the appointment of Mr. Hui Li to return as a director of the Company and assume the role of Chairman.

Mr. Hui Li is the Chairman and CEO of Centurium Capital, which is the largest shareholder of the Company. The appointment of Mr. Hui Li as Board Chairman reflects the Company’s sustained focus on long-term value creation for all stakeholders and will further enhance strategic alignment and governance oversight.

Dr. Jinyi Guo stated: “I am very pleased to welcome Mr. Hui Li to rejoin the Board and assume the role of Board Chairman. His experiences in business management will significantly contribute to our growth and strategic development both domestically and globally. I will continue to focus on my Chief Executive Officer and director responsibilities, and I look forward to our continued collaboration in advancing our mission and creating long-term, sustainable value to our shareholders.”

Mr. Hui Li said: “I am honored to rejoin the Board and take on the role of Chairman at this important time for Luckin Coffee. I want to express my gratitude to Dr. Guo for his exceptional contribution as Chairman and reaffirm our commitment to executing our current strategic initiatives. I look forward to working with Dr. Guo and the broader leadership team to guide the Company’s next growth phase.”

Mr. Li is the Chairman and CEO of Centurium Capital. Mr. Li had previously served as a director of the Company until July 2020. In addition, Mr. Li is also Chairman of the board of directors of Taibang Biological Ltd. Previously, Mr. Li was an executive director and a managing director at Warburg Pincus Asia LLC. Prior to joining Warburg Pincus, Mr. Li worked in the investment banking division of Goldman Sachs and Morgan Stanley. Mr. Li obtained a bachelor's degree majoring in economics from Renmin University of China and a master's degree majoring in business administration from Yale University School of Management.

FIRST QUARTER 2025 FINANCIAL RESULTS

Total net revenues were RMB8,865.4 million (US$1,220.7 million), representing an increase of 41.2% from RMB6,278.1 million in the same quarter of 2024. Net revenue growth was primarily driven by a 42.0% year-over-year increase in GMV, which reached RMB10.4 billion, as a result of an increase in the number of products sold resulting from growth in (i) the number of stores in operation as well as (ii) monthly transacting customers.

•	Revenues from product sales were RMB6,784.6 million (US$934.2 million), representing an increase of 42.2% from RMB4,770.2 million in the same quarter of 2024.

•	Net revenues from freshly brewed drinks increased to RMB6,162.7 million (US$848.5 million) from RMB4,351.8 million in the same quarter of 2024. This revenue stream accounted for 69.5% of total net revenues, compared to 69.3% in the same quarter of 2024.

•	Net revenues from other products increased to RMB476.8 million (US$65.6 million) from RMB308.1 million in the same quarter of 2024. This revenue stream accounted for 5.4% of total net revenues, compared to 4.9% in the same quarter of 2024.

•	Net revenues from others increased to RMB145.1 million (US$20.0 million) from RMB110.2 million in the same quarter of 2024. This revenue stream accounted for 1.6% of total net revenues, compared to 1.8% in the same quarter of 2024.

•	Revenues from partnership stores were RMB2,080.8 million (US$286.5 million), representing an increase of 38.0% from RMB1,508.0 million in the same quarter of 2024. This revenue stream accounted for 23.5% of total net revenues, compared to 24.0% in the same quarter of 2024. Revenues from partnership stores included sales of materials of RMB1,440.1 million (US$198.3 million), profit sharing and royalty fee of RMB260.1 million (US$35.8 million), delivery service fees of RMB201.7 million (US$27.8 million), sales of equipment of RMB159.7 million (US$22.0 million), and franchise and other service fees of RMB19.2 million (US$2.6 million).

Total operating expenses were RMB8,128.2 million (US$1,119.2 million), representing an increase of 28.1% from RMB6,343.3 million in the same quarter of 2024. The increase primarily resulted from the Company’s business expansion. Meanwhile, operating expenses as a percentage of total net revenues was 91.7%, markedly lower than 101.0% in the same quarter of 2024. The improvement was mainly due to the decrease of cost of materials as a percentage of total net revenues as a result of the Company’s product mix changes and supply chain strength.

•	Cost of materials were RMB3,573.0 million (US$492.0 million), representing an increase of 21.3% from RMB2,944.4 million in the same quarter of 2024. The increase was mainly due to increases in (i) the number of products sold and (ii) sales of materials to partnership stores.

•

Store rental and other operating costs were RMB2,329.1 million (US$320.7 million), representing an increase of 27.0% from RMB1,833.3 million in the same quarter of 2024. The increase mainly resulted from the increased number of stores and items sold which led to year-over-year increases in (i) labor costs, (ii) store rental costs as well as (iii) utilities and other store operating costs.

•	Depreciation and amortization expenses were RMB337.8 million (US$46.5 million), representing an increase of 30.2% from RMB259.4 million in the same quarter of 2024. The increase was mainly due to increases in (i) amortization of leasehold improvements for the stores and (ii) depreciation expenses of additional equipment put into use in new stores.

•	Delivery expenses were RMB689.0 million (US$94.9 million), representing an increase of 53.9% from RMB447.8 million in the same quarter of 2024. The increase was mainly due to the increase in the number of delivery orders.

•	Sales and marketing expenses were RMB496.4 million (US$68.4 million), representing an increase of 52.4% from RMB325.8 million in the same quarter of 2024. The increase was mainly driven by increases in (i) advertising and other promotion expenses, (ii) commissions to third-party food delivery and live streaming platforms. Sales and marketing expenses as a percentage of total net revenues was 5.6%, compared to 5.2% in the same quarter of 2024.

•	General and administrative expenses were RMB681.2 million (US$93.8 million), representing an increase of 22.4% from RMB556.5 million in the same quarter of 2024. The increase was mainly driven by increases in (i) share-based compensation for management and employees, (ii) research and development expenses, and (iii) payroll costs for general and administrative staff. General and administrative expenses as a percentage of total net revenues was 7.7%, compared to 8.9% in the same quarter of 2024.

•	Store preopening and other expenses were RMB14.4 million (US$2.0 million), representing a decrease of 49.5% from RMB28.5 million in the same quarter of 2024. The decrease was mainly due to fewer stores preparing to be opened compared to the same quarter of 2024. Store preopening and other expenses as a percentage of total net revenues was 0.2%, compared to 0.4% in the same quarter of 2024.

•	Losses and expenses related to Fabricated Transactions and Restructuring were RMB3.3 million (US$0.5 million), compared to negative RMB52.5 million in the same period of 2024, as the Company was entitled to receive approximately US$7.3 million (RMB52.7 million) from its primary D&O (“Directors and Officers”) insurance carriers pursuant to an arbitration award in the first quarter of 2024.

•	Store-level operating profit margin – self-operated stores was 17.1%, expanding by 10.1 percentage points from 7.0% in the same quarter of 2024.

GAAP operating income was RMB737.2 million (US$101.5 million), significantly improved from GAAP operating loss of RMB65.1 million in the same quarter of 2024. GAAP operating margin rebounded to 8.3% from negative 1.0% in the same quarter of 2024. Non-GAAP operating income was RMB864.3 million (US$119.0 million), notably increased from RMB5.0 million in the same quarter of 2024. Non-GAAP operating margin expanded to 9.7% from 0.1% in the same quarter of 2024. For more information on the Company’s non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Income tax expenses were RMB250.0 million (US$34.4 million), compared to RMB32.1 million in the same quarter of 2024. The significant increase was mainly due to the increased profits earned in this quarter.

Net income was RMB525.1 million (US$72.3 million), significantly improved from net loss of RMB83.2 million in the same quarter of 2024. Net margin rose to 5.9% from negative 1.3% in the same quarter of 2024. Non-GAAP net income was RMB649.3million (US$89.4 million), notably improved from non-GAAP net loss of RMB13.1 million in the same quarter of 2024. Non-GAAP net margin rose to 7.3% from negative 0.2% in the same quarter of 2024.

Basic and diluted net income per ADS was RMB1.60 (US$0.24) and RMB1.60 (US$0.24), respectively, compared to basic and diluted net loss per ADS of RMB0.24 and RMB0.24 in the same quarter of 2024, respectively.

Non-GAAP basic and diluted net income per ADS was RMB2.00 (US$0.24) and RMB2.00 (US$0.24), respectively, compared to non-GAAP basic and diluted net loss per ADS of RMB0.08 and RMB0.08 in the same quarter of 2024, respectively.

Net cash provided by operating activities was RMB896.6 million (US$123.4 million), compared to net cash used in operating activities of RMB264.4 million in the same quarter of 2024.

Cash and cash equivalents, restricted cash, term deposits and short-term investments were RMB6,130.1 million (US$844.0 million) as of March 31, 2025, compared to RMB5,934.2 million as of December 31, 2024.

KEY OPERATING DATA

	For the three months ended or as of
	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2023	2023	2024	2024	2024	2024	2025
Total stores	13,273	16,248	18,590	19,961	21,343	22,340	24,097
Self-operated stores	8,807	10,628	12,199	13,056	13,936	14,591	15,598
Partnership stores	4,466	5,620	6,391	6,905	7,407	7,749	8,499
Same-store sales growth for self-operated stores	19.9%	13.5%	(20.3)%	(20.9)%	(13.1)%	(3.4)%	8.1%
Average monthly transacting customers (in thousands)	58,477	62,438	59,914	69,689	79,846	77,766	74,272

KEY DEFINITIONS

•	GMV (gross merchandise value) refers to the transaction amount from the sales of freshly brewed and non-freshly brewed items through self-operated stores and partnership stores.

•	Total net revenues include revenues from product sales and revenues from partnership stores.

•	Revenues from product sales mainly include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operated stores, e-commerce and revenue from delivery for self-operated stores.

•	Revenues from self-operated stores include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operated stores, and delivery fees derived from self-operated stores paid by the Company’s customers.

•	Revenues from partnership stores include net revenue from the sales of materials, equipment, delivery services, profit sharing and royalty fees, franchise and other services from partnership stores.

•	Same-store sales growth for self-operated stores. Defined as the growth rate of total revenue from self-operated stores that (i) were in operation at the beginning of the comparable period and were not closed before the end of the current period and (ii) maintained an average of at least 15 operating days per month over both the current and comparable periods.

•	Store level operating profit – self-operated stores. Calculated by deducting cost for self-operated stores including cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, commissions to third-party delivery platforms related to revenues from self-operated stores, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, delivery expense, transaction fees, store preopening and other expenses from the Company’s self-operated store revenues.

•	Store-level operating profit margin – self-operated stores. Calculated by dividing store-level operating profit by total revenues from self-operated stores.

•	Total number of stores. The number of stores open at the ending of the period.

•	Net new store openings. The number of gross new stores opened during the period minus the number of stores permanently closed during the period.

•	Average monthly transacting customers. The total of each month’s number of transacting customers divided by the number of months during the period (includes those of partnership stores and those only paid with free-coupons).

•	Non-GAAP operating income/(loss). Calculated by operating income/(loss) excluding share-based compensation expenses.

•	Non-GAAP net income/(loss). Calculated by net income/(loss) excluding recurring item of share-based compensation expenses and income tax effects of GAAP to non-GAAP reconciling items. From the fourth quarter of 2024, the Company added income tax effects of GAAP to non-GAAP reconciling items when reconciling adjustments from GAAP to Non-GAAP net income/(loss). Comparative figures were also adjusted accordingly.

•	Non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders. Calculated by adjusting net income/(loss) attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses and income tax effects of GAAP to non-GAAP reconciling items. From the fourth quarter of 2024, the Company added income tax effects of GAAP to non-GAAP reconciling items when reconciling adjustments from GAAP to Non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders. Comparative figures were also adjusted accordingly.

•	Non-GAAP basic and diluted net income/(loss) per shares. Calculated as non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted share.

•	Non-GAAP basic and diluted net income/(loss) per ADSs. Calculated as non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted ADS.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the Company considers and uses non-GAAP operating income/(loss) and non-GAAP net income/(loss), each a non-GAAP financial measure, in reviewing and assessing the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in the Company’s business, provide further information about the Company’s results of operations and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Furthermore, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP operating income/(loss) as operating income/(loss) excluding share-based compensation expenses, non-GAAP net income/(loss) as net income/(loss) excluding recurring item of share-based compensation expenses and income tax effects of GAAP to non-GAAP reconciling items, and non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses and income tax effects of GAAP to non-GAAP reconciling items.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

EXCHANGE RATE INFORMATION

This earnings release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at the rate of RMB7.2628 to US$1.00, the exchange rate on March 28, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

CONFERENCE CALL

The Company will hold a conference call today, on Tuesday, April 29, 2025, at 8:00 am Eastern Time (or Tuesday, April 29, 2025, at 8:00 pm Beijing Time) to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Conference ID:	6425454

The replay will be accessible through May 6, 2025, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	8971484

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at investor.lkcoffee.com.

SAFE HARBOR STATEMENTS

This earnings release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings or investigations in connection with Luckin Coffee; the outcome and effect of the restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in the coffee industry or the food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; governmental policies and regulations relating to Luckin Coffee’s industry; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information. Accordingly, you should not place undue reliance upon these preliminary estimates. The preliminary unaudited financial information included in this press release has been prepared by, and is the responsibility of, the Company’s management. The Company’s auditor has not audited, reviewed, compiled or applied agreed-upon procedures with respect to such preliminary financial data. Accordingly, the Company’s auditor does not express an opinion or any other form of assurance with respect thereto. Upon completion of the year-end audit, the Company’s audited financial results may differ materially from its preliminary estimates.

ABOUT LUCKIN COFFEE INC.

Luckin Coffee Inc. (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its vision to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.lkcoffee.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations Contact

Luckin Coffee IR

Email: ir@lkcoffee.com

Bill Zima

ICR

Phone: 646 880 9039

Media Relations Contact

Luckin Coffee PR

Email: pr@lkcoffee.com

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2024	March 31, 2025 (Unaudited)
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	4,362,309	4,535,846	624,531
Restricted cash	3,781	3,781	521
Term deposit - current	1,127,541	1,147,305	157,970
Short-term investment, net	250,000	250,000	34,422
Accounts receivable, net	111,251	113,024	15,562
Receivables from online payment platforms	438,458	312,192	42,985
Inventories, net	2,473,393	2,737,378	376,904
Prepaid expenses and other current assets, net	1,938,054	2,147,934	295,745
Total current assets	10,704,787	11,247,460	1,548,640

Non-current assets:
Property and equipment, net	5,065,903	5,100,219	702,239
Restricted cash	40,595	43,179	5,945
Term deposit – non-current	150,000	150,000	20,653
Other non-current assets, net	929,165	916,660	126,213
Deferred tax assets, net	271,601	268,936	37,029
Operating lease, right-of-use assets	5,937,063	5,983,512	823,857
Total non-current assets	12,394,327	12,462,506	1,715,936
TOTAL ASSETS	23,099,114	23,709,966	3,264,576

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	300,000	-	-
Accounts payable	738,677	840,910	115,783
Accrued expenses and other liabilities	3,027,503	3,160,147	435,114
Deferred revenues	153,248	148,706	20,476
Payable for equity litigants settlement	119,560	118,983	16,383
Operating lease liabilities	2,343,387	2,416,111	332,669
Total current liabilities	6,682,375	6,684,857	920,425

Non-current liabilities:
Long-term bank borrowings	33,600	-	-
Deferred tax liabilities	-	49,470	6,811
Operating lease liabilities	3,330,529	3,283,445	452,091
Total non-current liabilities	3,364,129	3,332,915	458,902
Total liabilities	10,046,504	10,017,772	1,379,327

Commitments and contingencies

Mezzanine equity
Senior Preferred Shares	1,514,660	1,514,660	208,550

Shareholders’ equity:
Class A Ordinary shares	24	24	3
Class B Ordinary shares	2	2	0
Additional paid-in capital	16,705,240	16,832,423	2,317,622
Statutory reserves	365,927	365,923	50,383
Accumulated deficits	(5,971,779)	(5,446,717)	(749,947)
Accumulated other comprehensive income	438,536	425,879	58,638
Total Company’s ordinary shareholders’ equity	11,537,950	12,177,534	1,676,699
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	23,099,114	23,709,966	3,264,576

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
Net revenues:
Revenues from product sales	4,770,160	6,784,569	934,153
Revenues from partnership stores	1,507,983	2,080,842	286,507
Total net revenues	6,278,143	8,865,411	1,220,660

Cost of materials	(2,944,430)	(3,572,996)	(491,958)
Store rental and other operating costs	(1,833,275)	(2,329,127)	(320,693)
Depreciation and amortization expenses	(259,397)	(337,754)	(46,505)
Delivery expenses	(447,795)	(688,950)	(94,860)
Sales and marketing expenses	(325,829)	(496,436)	(68,353)
General and administrative expenses	(556,543)	(681,211)	(93,795)
Store preopening and other expenses	(28,504)	(14,398)	(1,982)
Impairment loss of long-lived assets	-	(4,026)	(554)
Losses and expenses related to Fabricated Transactions and Restructuring	52,523	(3,345)	(461)
Total operating expenses	(6,343,250)	(8,128,243)	(1,119,161)
Operating income/(loss)	(65,107)	737,168	101,499

Interest and investment income	16,155	36,577	5,036
Interest and financing expenses	-	(125)	(17)
Foreign exchange loss, net	(12,153)	(4,414)	(608)
Other income, net	10,067	5,889	811
Net income/(loss) before income taxes	(51,038)	775,095	106,721
Income tax expense	(32,136)	(250,037)	(34,427)
Net income/(loss)	(83,174)	525,058	72,294
Net income/(loss) attributable to the Company’s ordinary shareholders	(83,174)	525,058	72,294

Net income/(loss) per share:
Basic	(0.03)	0.20	0.03
Diluted	(0.03)	0.20	0.03
Net income/(loss) per ADS:
Basic*	(0.24)	1.60	0.24
Diluted*	(0.24)	1.60	0.24
Weighted average shares outstanding used in calculating basic and diluted income per share:
Basic	2,545,551,167	2,564,658,460	2,564,658,460
Diluted	2,545,551,167	2,566,169,868	2,566,169,868

Net income/(loss)	(83,174)	525,058	72,294
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation difference, net of tax of nil	11,754	(12,657)	(1,743)
Total comprehensive income/(loss)	(71,420)	512,401	70,551
Total comprehensive income/(loss) attributable to ordinary shareholders	(71,420)	512,401	70,551

* Each ADS represents eight Class A Ordinary Shares. The per ADS indicators are based on rounded results of corresponding per ordinary share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
Net cash provided by/(used in) operating activities	(264,362)	896,586	123,449
Net cash used in investing activities	(951,848)	(375,850)	(51,750)
Net cash used in financing activities	-	(333,600)	(45,932)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	1,912	(11,015)	(1,517)
Net increase/(decrease) in cash and cash equivalents and restricted cash	(1,214,298)	176,121	24,250
Cash and cash equivalents and restricted cash at beginning of period	3,038,643	4,406,685	606,747
Cash and cash equivalents and restricted cash at end of period	1,824,345	4,582,806	630,997

LUCKIN COFFEE INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
A. Non-GAAP operating income/(loss)
Operating income/(loss)	(65,107)	737,168	101,499
Adjusted for:
Share-based compensation expenses	70,099	127,180	17,511
Non-GAAP operating income	4,992	864,348	119,010

B. Non-GAAP net income/(loss)
Net income/(loss)	(83,174)	525,058	72,294
Adjusted for:
Share-based compensation expenses	70,099	127,180	17,511
Income tax effects of GAAP to non-GAAP reconciling items	-	(2,901)	(399)
Non-GAAP net income/(loss)	(13,075)	649,337	89,406
Non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders	(13,075)	649,337	89,406

C. Non-GAAP net income/(loss) per share
Weighted average shares outstanding used in calculating basic and diluted income/(loss) per share:
Basic	2,545,551,167	2,564,658,460	2,564,658,460
Diluted	2,545,551,167	2,566,169,868	2,566,169,868

Non-GAAP net income/(loss) per share:
Basic	(0.01)	0.25	0.03
Diluted	(0.01)	0.25	0.03

Non-GAAP net income/(loss) per ADS:
Basic*	(0.08)	2.00	0.24
Diluted*	(0.08)	2.00	0.24

* Each ADS represents eight Class A Ordinary Shares. The per ADS indicators are based on rounded results of corresponding per ordinary share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.